SUB-ITEM 77D: Policies with respect to security investments

A Meeting of the Board of Trustees (the "Trustees") of Federated U.S. Government Bond
Fund (the "Trust") was held on August 17, 2007.

A proposal to modify certain investment strategies of the Trust was discussed at August
17, 2007 meeting.  The Trust's management would like
 to have the ability to use agency
mortgage-backed securities ("MBS"), including agency
 MBS pass through securities and
agency mortgage-backed structured products, as part of the Trust's investment strategy. It was noted that the primary focus for t his change is the ability to enhance total return and yield.

It was noted that this change does not require Board
 or shareholder approval and that
the Trust's prospectus would be updated to reflect t he new ability to use agency MBS as part of the investment strategy.

The above-referenced change in investment strategy be came effective on October 29,
2007.